[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.

Pursuant to 17 C.F.R. § 200.83

Direct Line: (212) 859-8689
Fax: (212) 859-4000
joshua.wechsler@friedfrank.com

March 7, 2018

VIA EMAIL AND EDGAR

Justin Dobbie
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Grindrod Shipping Holdings Ltd.
Draft Registration Statement on Form 20-F
Submitted January 10, 2018
CIK No: 0001725293

Dear Mr. Dobbie:

This letter sets forth the response of Grindrod Shipping Holdings Pte. Ltd. (the “Company”) to the comment letter, dated February 6, 2018, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Draft Registration Statement on Form 20-F, submitted confidentially on January 10, 2018 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with the response to a particular comment set out immediately below the comment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

General Comments

1.              You disclose on page 19 that from time to time on charterers’ instructions, your vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government or identified by the U.S. government as state sponsors of terrorism. Iran, North Korea, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in those countries.

It is the Company’s policy to require charterers to comply with the economic sanctions, anti-boycott laws, and other trade restrictions imposed by the United States, European Union, and United Nations.  The Company’s charter parties generally include provisions under which

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charterers agree to comply with U.S. economic sanctions and trade restrictions, including those related to the listed countries, in all respects during the performance of the charter parties.

2.              You disclose on page 20 that certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism and that these investors may decide not to invest in, or to divest from, your securities. It appears from this disclosure that you may enter into contracts with U.S.-designated state sponsors of terrorism. Please clarify for us whether you anticipate entering into such contracts and, if so, describe for us the types of contracts you may enter into with U.S.-designated state sponsors of terrorism.

The Company does not knowingly or intentionally enter into any agreements or other commercial arrangements with U.S.-designated state sponsors of terrorism.  Nor does the Company intend to provide any goods or services to, or involve any of its employees in operations in or with, those countries.

Explanatory Note, page i

The Spin-Off, page i

3.              We note your disclosure that Parent’s “ordinary shareholders” will receive Convertible Notes in connection with the spin-off. Please tell us whether Parent has any other outstanding securities, and, to the extent that it does, please tell us whether holders of these securities will receive securities in your company. In this regard, we note that Parent’s website references “Preference Shareholders” and that you disclose that you do not have any debt securities, warrants, rights, ADSs or other securities and following the Spin-Off, no preference shares will be outstanding.

As previously discussed with the Office of International Corporate Finance (“OICF”), the Company notes that Parent also has an outstanding class of non-participating preference shares which is listed on the Johannesburg Stock Exchange (“JSE”). According to South African counsel, the holders of the preference shares are only entitled to cash dividends in respect of completed six-month dividend periods (ending on each June 30 and December 31), when declared and in accordance with a specified formula. The preference dividends in respect of completed dividend periods must be declared and paid, before any distributions can be made to the ordinary shareholders. The holders of the preference shares are also entitled to a liquidation preference in a dissolution/insolvency equal to the issue price, dividends on the specified formula basis up to the date immediately preceding the winding up of Parent, plus any dividend arrearage (i.e., the holders of the preference shares do not share in any residual value). Further, South African counsel has indicated that the holders of the preference shares are entitled to vote on the Spin-Off because the transaction would affect their interests, in that it would reduce the asset base available to service the cash obligations of the preference shares. However, notwithstanding the right to vote on the Spin-Off, holders of the preference shares are not entitled to any in-kind distribution, or indeed any distribution beyond that on the specified formula basis and in respect

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of completed dividend periods (or in a liquidation scenario), including the proposed distribution relating to Grindrod Shipping.

4.              Please tell us, with a view towards revised disclosure, why you are issuing convertible notes that will be distributed to Parent’s ordinary shareholders and immediately convert into ordinary shares rather than distributing ordinary shares.

As previously discussed with the OICF, according to South African counsel, the Spin-Off structure is being implemented because of the following structuring considerations: (i) the need for Parent’s two wholly-owned subsidiaries holding the shipping business to be transferred to a single entity outside of the Parent group and  incorporated in Singapore that complies, inter alia, with South African exchange control restrictions, (ii) the need to have identical shareholding between Parent and Grindrod Shipping and (iii) it is tax efficient. As also discussed with the OICF, distributing the convertible notes, which will not remain outstanding following the Spin-Off, is merely a transitory step to Parent’s ordinary shareholders’ receipt of the Company’s ordinary shares. As a result, the Company believes that the Registration Statement reflects the significant aspects of the convertible notes and their conversion into ordinary shares.

5.              Your disclosure on page i that Grindrod Shipping “will not be managed by . . . Parent’s shareholders” seems to contradict your disclosure on page 40 and on page 92 that certain of your executive officers and directors have a financial interest in Parent as a result of their beneficial ownership of Parent’s equity. Please revise for clarity and consistency.

In response to the Staff’s comment, the Company has revised the disclosure on page i of the Registration Statement.

6.              Please clarify here, if true, that GSPL and GSSA are wholly-owned subsidiaries of the Parent and clarify whether the convertible notes will be issued by Grindrod Shipping or by GSSA and GSPL. In this regard, we note that you refer to the GSSA Convertible Notes and the GSPL Convertible Notes on page 132.

In response to the Staff’s comment, the Company has revised the disclosure on pages i, 70 and 133 of the Registration Statement.

7.              Please clarify here and throughout, if true, that Parent intends to sell OACL and Unicorn Bunker prior to the Spin-Off and that you will not receive these businesses when Parent transfers GSPL and GSSA to you in connection with the Spin-Off. Please also clarify, if true, that the proceeds of the dispositions will remain with Grindrod Shipping.

The Company respectfully advises the Staff that it sold OACL and Unicorn Bunker to another subsidiary of Parent with an effective date of January 1, 2018 and that it will retain the proceeds from these sales following the Spin-Off. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on pages i, ii, 4, 44, 68, 70, 71, 141 and 145 of the Registration Statement.

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Risk Factors, page 6

8.              Please include a risk factor that addresses your obligation to fund certain funding shortfalls of Leopard Tankers and your guarantee of 50% of Leopard Tanker’s $138.5 million credit facility.

In response to the Staff’s comment, the Company has revised the disclosure contained in the risk factor titled “Servicing our current or future indebtedness and meeting certain financing obligations limits funds available for other purposes and if we cannot service our debt and meet our other financing obligations, we may lose our vessels.” on page 27 of the Registration Statement.

Servicing our current or future indebtedness limits funds, page 27

9.              Please disclose the number of vessels in your fleet that are used as collateral securing debt so that investors understand the risk of a default under your credit facilities.

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement.

Information on the Company, page 44

Business Overview, page 44

Our Competitive Strengths, page 45

10.       Please balance your disclosure regarding your strong balance sheet by addressing your declining revenues and increasing net losses. In this regard, we note your disclosure regarding the “downturn in drybulk and tanker markets.” Please clarify here the effect this downturn has had on your balance sheet.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is considering revised disclosure to address the Staff’s comment. The revised disclosure will also take into account the Company’s financial performance for the year ended December 31, 2017, which will be included in a subsequent submission and/or filing of the Registration Statement.

Our Fleet, page 47

11.       Please update your chart on pages 47 to 49 to disclose the charter-in expiration date if the option to extend is exercised.

In response to the Staff’s comment, to the extent an update was necessary, the Company has updated the disclosure on pages 47 to 49 of the Registration Statement.

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12.       We note the statement on page 11 that you have purchase options to acquire five vessels that you time charter. Please revise to disclose the material terms of these purchase options.

In response to the Staff’s comment, the Company has added a cross-reference on page 11 and revised the disclosure on page 80 of the Registration Statement.

13.       We note your disclosure that the time charter for Berg expired in 2017. Please update your chart on page 48.

The Company respectfully advises the Staff that the Berg charter runs to June 2018. The Company has revised the disclosure on pages 48 and 51 to reflect this term.

Commercial Pools, page 50

14.       Please expand your discussion of your IVS Handysize pool, the Handy Tanker pool and the Brostrom tanker pool to clarify how revenues are allocated among vessels in each pool and how your vessels compare to the other vessels in these pools with respect to the variables upon which revenue allocations are made.

The Company respectfully advises the Staff that revenues are not allocated among vessels in each pool.  Rather, as noted on page 50 of the Registration Statement, a pool aggregates the revenues and agreed expenses (usually voyage related expenses) of all the vessels in the pool and distributes the net earnings based on the relative number of pool points for a vessel and the number of days a vessel was available to earn revenue for the pool in the period.  Pool points are based on objective criteria regarding a vessel’s attributes such as cargo carrying capacity, fuel consumption and construction characteristics.  In terms of how the Company’s vessels compare to the other vessels in these pools with respect to the variables upon which net earnings allocations are made, the Company participates in commercial pools with similar modern well-maintained vessels.  The relative ranking of a vessel in a commercial pool will change as other vessels are entered into or withdrawn from the pool.  Providing additional detail of the relative attributes of the Company’s vessels versus other vessels in a commercial pool or rankings within a commercial pool would not be meaningful and could place the Company at a competitive disadvantage in negotiating pool arrangements with pool operators or other vessel owners.  Accordingly, the Company believes that the significant information with respect to an understanding of the Company’s commercial pool arrangements has already been included in the Registration Statement.

Our Joint Ventures, page 52

IVS Bulk Pte. Ltd., page 52

15.       Please disclose the term of your $25.6 million loan to IVS Bulk and the conversion ratio if you choose to convert all or a portion of the loan into additional equity. In addition, please briefly describe the conditions that would trigger the need to receive approval from your partners for the conversion of the loan balance to equity.

The Company respectfully advises the Staff that the conversion period under the Company’s loan has expired, and that Company has instead obtained the right to require IVS

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Bulk to sell certain of its assets, if necessary, in order to repay such loan. The Company has revised the disclosure on page 52 of the Registration Statement accordingly.

Leopard Tankers Pte. Ltd., page 52

16.       Please disclose the term of the loan you made to Leopard Tankers.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Registration Statement.

Management of Our Business, page 53

17.       We note your disclosure that you expect to enter into a transition service agreement with Parent in connection with the Spin-Off. Please revise to describe the material terms of this agreement, including any amounts you expect to pay under such agreement, and, to the extent factually supportable, revise your pro forma financial statements to include adjustments for such amounts. Please also disclose whether there will be any other financial transactions or arrangements between you and Parent in connection with the Spin-Off, including any special dividends, cash contributions or any new indebtedness.

The Company respectfully advises the Staff that the Company is in the process of negotiating the transition services agreement with Parent (the “Transition Services Agreement”), including the pricing terms for any services to be provided by Parent, and will update the disclosure upon completion of such negotiations as well as update the pro forma financial information to the extent necessary. The Company respectfully advises the Staff that the Company does not expect to enter into any other financial transactions or arrangements with the Parent in connection with the Spin-Off other than an intellectual property license agreement which is also currently being negotiated and a property lease agreement subject to termination on short-term notice.

Operating and Financial Review and Prospects, page 68

Non-GAAP Financial Measures, page 71

18.       Please reconcile the non-GAAP measure TCE Revenue to the most directly comparable GAAP measures presented on the Combined Statement of Profit or Loss and Other Comprehensive Income in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, which appears to be revenue of $371,532 million and $434,439 million in 2016 and 2015 respectively.

The Company respectfully advises the Staff that it does not present TCE revenue on a consolidated basis. In response to the Staff’s comments, the Company has revised the segment TCE revenue disclosure on page 71 to provide a reconciliation of segment TCE revenue to its most directly comparable GAAP measure, which is revenue of $371.5 million and $434.4 million presented on the Company’s Combined Statements of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2016 and 2015, respectively.

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Directors, Senior Management and Employees, page 88

Directors, page 88

19.       We note that Quah Ban Huat is a director of other shipping companies. In an appropriate section of your registration statement, please address any potential conflicts of interest he may have with your business or tell us why you believe this is not necessary.

The Company respectfully acknowledges that Mr. Quah is a non-executive director of Samudera Shipping Line Ltd (“SSL”).  The Company’s Chairman of the Board and its Chief Executive Officer have jointly reviewed SSL’s business and operations, and do not believe that SSL is a direct competitor of the Company. The Company believes that SSL competes primarily in the container shipping sector, with its main operations consisting of the transportation of laden and empty containers from port to port in Southeast Asia, the Indian subcontinent, the Middle East, China and Korea, which is not a sector in which the Company operates. As a non-executive director of SSL, Mr. Quah is not involved in SSL’s day-to-day operations, and Mr. Quah has represented to the Company that he will make appropriate declaration of any conflict of interest that may arise and abstain accordingly from any deliberations or voting with respect to any related matters.

Compensation of Directors and Senior Management, page 90

20.       Please revise to disclose the aggregate amount of compensation paid to your directors and senior management in the most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

The Company respectfully advises the Staff that the Company’s Chief Executive Officer and Chief Financial Officer remain employees of Parent, and received compensation only from Parent in 2017. The Company did not pay any compensation to such officers in 2017. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Registration Statement to reflect the aggregate amount of compensation paid to directors for 2017.

Related Party Transactions, page 94

21.       Please identify which of your loan agreements and joint venture agreements are with related parties. In addition, please identify here the agreements you have or expect to have with Parent in connection with the Spin-Off.

In response to the Staff’s comment, the Company has revised the disclosure with respect to certain of its loan agreements on pages 52, 84 and 93 of the Registration Statement. The Company respectfully advises the Staff that it does not believe that any of its joint venture agreements are with related parties. The Company further advises the Staff that it does not expect to have any agreements with Parent in connection with the Spin-Off, other than the Transition Services Agreement, an intellectual property license agreement or as already have been disclosed.

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The Offer and Listing, page 96

22.       Please disclose how cash payments are settled in accordance with Schedule 18 of the JSE Listing Requirements and how the value of the fractional interest will be determined.

In response to the Staff’s comments, the Company has disclosure on page 95 of the Registration Statement for further clarification.

Grindrod Shipping Pte. Ltd. and Grindrod Shipping (South Africa) Pty Ltd Combined Statements of Financial Position, page F-6

Notes to Financial Statements, page F-9

Significant Accounting Policies, page F-10

Business Combinations, page F-16

23.       Please correct the second bullet point to reference the correct international accounting guidance. In this regard, it would appear you mean to reference IFRS 2 rather than IAS 102.

In response to the Staff’s comments, the Company has revised the disclosure on F-16 to correct the reference of international accounting guidance from IAS 102 to IFRS 2.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page F-29

Key sources of estimation uncertainty, page F-30

Ship life, residual value and impairment, page F-31

24.       We note from page 73 that at June 30, 2017, the fair value of your vessels is lower than carrying value by $66 million. Please disclose your specific key assumptions used pursuant to paragraphs 134 and 135 and illustrative example 9 of IAS 36. For example, quantify the assumptions used in the valuations, including how the forecasted time charter rates beyond the contracted charter rate period through the end of a vessel’s useful life were determined as well as the period of projected cash flows. Additionally, revise to disclose growth rate assumptions and inflation factors for determining revenues and costs.

In response to the Staff’s comments, the Company has revised the disclosure on pages F-31 and F-32 to disclose growth rate assumption and period of projected cash flows used in the valuations.

Ships, Property, Plant and Equipment, page F-46

25.       Please revise to provide further details on the nature of the price adjustments that occurred in 2016 and 2015 related to 2014. Your response should address whether

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these price adjustments happen on a regular basis, when the amount is determined, when you accrue for the adjustment and why the 2015 adjustment is classified differently than the 2016 adjustment on the table on page F-46.

In response to the Staff’s comments, the Company has revised the disclosure on page F-46 to provide further details on the nature of the price adjustments which arose from the difference in an estimated drydock expenditure made in 2014 and finalization of the drydock expenditure from the shipyard in 2015.

The Company notes that there was no such revision in 2016 relating to 2015 or 2014.  In 2016, there was a reclassification of a drydock cost of $66,000 recorded under the column “Ships” to “Drydock”.  This reclassification was incorrectly described as a “price adjustment” in 2016, and has been clarified in the revised reconciliation on page F-46. The Company respectfully acknowledges this error in the footnote disclosure and has further assessed this error to be not material to the financial statements.

26.       Please reconcile the reclassifications of ships to inventory on page F-46 to the amounts you disclosed as reclassifications to inventory in the table on the bottom of page F-45.

In response to the Staff’s comments, the Company has revised the disclosure on page F-45 to include the reconciliation of ships to inventory on page F-46.

Non-distributable reserve, page F-60

27.       Please explain the transaction resulting from the buyback of the BBBEE shareholdings that resulted in the non-distributable reserve in 2014. Your response should address the restructure of the group, why the difference between the acquisition price and the fair value resulted in an entry to equity and the accounting literature that supports the basis for your conclusions.

The Company respectfully advises the Staff that Broad-Based Black Economic Empowerment (“BBBEE”) was a form of economic empowerment initiated by the South African government in response to criticism against narrow-based empowerment instituted in the country during 2003/2004.  As part of this project, minority shareholders of certain subsidiaries of Parent formed a Black Economic Empowerment consortium to dispose their investments to the immediate holding companies of these subsidiaries in exchange for Parent shares, listed on the JSE. Accordingly, Grindrod Shipping (South Africa) Pty Ltd acquired the non-controlling interest of its subsidiaries from the minority shareholders. As the increase in shareholdings do not result in a change of control, the Company has followed the guidance in paragraph 23 of IFRS 10 to recognize the difference between consideration paid and the carrying value of net assets in equity as a non-distributable reserve.

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Meredith Deutsch at (212) 859-8533.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:                                Martyn Wade (Grindrod Shipping Holdings Pte. Ltd.)

Stephen Griffiths (Grindrod Shipping Holdings Pte. Ltd.)

Meredith Deutsch (Fried, Frank, Harris, Shriver & Jacobson LLP)

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